Exhibit 12.1

Olympic Steel, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands))

Three
Months Ended
March 31, 2013

Income before taxes	$7,906
Add:
Amortization of previously capitalized interest	17
Interest (inlcuding capitalized interest)	1,698
Interest portion of rental expense	17
Total additions	1,733
Deduct:
Capitalized interest	-
Total earnings	9,639

Capitalized interest	-
Interest and other expense on debt	1,698
Interest portion of rental expense	17
Fixed charges	1,715

Ratio of earnings to fixed charges	5.6